EXHIBIT 12.1

ANWORTH MORTGAGE ASSET CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

Computation of ratio of earnings to combined fixed charges and preferred stock dividends:

	For the Years Ended December 31,
	2017	2016	2015	2014	2013
Fixed charges(1)	$82,519	$70,420	$43,621	$79,907	$92,970
Preferred stock dividends	8,173	6,583	6,437	5,716	5,736
Combined fixed charges and preferred stock dividends	$90,692	$77,003	$50,058	$85,623	$98,706
Fixed charges	$90,692	$77,003	$50,058	$85,623	$98,706
Net income	$54,372	$22,493	$14,704	$28,619	$75,720
	$145,064	$99,496	$64,762	$114,242	$174,426
Dollar amount of deficiency	—	—	—	—	—
Ratio of earnings to combined fixed charges and preferred stock dividends	1.60	1.29	1.29	1.33	1.77